Jane Lewis-Raymond	Post Office Box 33068
Vice President, General Counsel, Corporate Secretary	Charlotte, North Carolina 28233
and Chief Compliance Officer	Telephone: 704-731-4261
Facsimile: 704-365-8515
Email: jane.lewis-raymond@piedmontng.com
February 19, 2008
H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-7010

Re:	Piedmont Natural Gas Company, Inc. Form 10-K for the Fiscal Year Ended October 31, 2007 Filed December 28, 2007

Forms 10-Q for the Quarters Ended January 31, 2007, April 30, 2007 and July 31, 2007

Definitive Schedule 14A Filed January 22, 2008 File No. 1-6196
Dear Mr. Owings:
     We are in receipt of your letter dated February 13, 2008 regarding your office’s review of the above listed filings. That letter asked that we respond to the comments within 10 business days or tell you when we will provide a response. Pursuant to a telephone conversation I had on Friday, February 15, 2008 with James Lopez, Senior Staff Attorney, we are notifying you that we are working diligently to provide a response to the comments detailed in your letter. We are required to file our first quarter 10-Q by March 11, 2008. Therefore, we intend to respond to your February 13, 2008 letter as soon as we can thereafter and no later than March 17, 2008.
     Please do not hesitate to contact me at 704 731 4261 with any questions.
Sincerely,
/s/ Jane Lewis-Raymond
Jane Lewis-Raymond
Vice President, General Counsel, Corporate Secretary and
     Chief Compliance Officer

cc:	Thomas E. Skains Chief Executive Officer

David J. Dzuricky Senior Vice President and Chief Financial Officer